UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1. Investment Company Act File Number:                                         Date examination completed:

 811-21387

October 31, 2004

2. State Identification Number:

N/A

3. Exact name of investment company as specified in representation statement:

Blankinship Funds, Inc.

4. Address of principal executive office (number, street, city, state, zip code):

1210 South Huntress Court, McLean, VA  22102-2515

SANVILLE & COMPANY

Certified Public Accountants

1514 Old York Road

Abington, PA 19001

(215) 884-8460

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

  the Blankinship Funds, Inc.

We have examined management’s assertion about the Blankinship Funds, Inc.’s (the “Company”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2004 included in the accompanying Management Statement Regarding compliance with Certain Provisions of the Investment Company Act of 1940.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstance.  Included among our procedures were the following tests performed as of October 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 (the date of last examination) through October 31, 2004:

•

Reconciliation of all such securities to the books and records of the Company and Fidelity Investments;

•

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

•

Agreement of three security purchases and one security sale or maturities since the last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Blankinship Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Blankinship Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Abington, Pennsylvania

        /s/ Sanville & Company

November 16, 2004

Certified Public Accountants

Blankinship Funds, Inc.

1210 South Huntress Court

McLean, Virginia 22102

(703) 356-6121

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Blankinship Funds, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2004 and from September 30, 2004 through October 31, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2004 and from September 30, 2004 through October 31, 2004 with respect to securities reflected in the investment account of the Company.

Blankinship Funds, Inc.

By:

/s/ Rex I. Blankinship

Rex I. Blankinship

President